UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant's name into English)

37A, Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

GLOBANT S.A.

FORM 6-K

Globant S.A. (the “Company”) is furnishing under the cover of Form 6-K the following:

Amendment No. 1 to the Fourth Amended and Restated Credit Agreement

On June 18, 2025, Globant, LLC (the “Borrower”), a U.S. subsidiary of the Company, entered into Amendment No. 1 to that certain Fourth Amended and Restated Credit Agreement (the “Amendment”), which amends the existing Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (the “Credit Agreement”), with HSBC Bank USA, N.A. as administrative agent, issuing bank and swingline lender and certain financial institutions listed therein as lenders.

Under the Amendment, the Borrower will increase its credit capacity with an additional $375 million of indebtedness under a new term loan tranche (the “Term Loans”) from HSBC Bank USA, N.A, JPMorgan Chase Bank, N.A., The Bank of Nova Scotia, Citibank, N.A., PNC Bank, National Association, Bank of America, N.A., Bank of China Limited, New York Branch, BNP Paribas, and Banco Bilbao Vizcaya Argentaria, S.A. New York Branch. The Term Loans will be used to repay the outstanding balance under the existing revolving credit facility. The Term Loans have a maturity date of May 30, 2028, which is the same maturity date as the existing revolving credit facility under the Credit Agreement.

Interest on the Term Loans will accrue at a rate per annum equal to either (i) SOFR plus between 1.25% and 1.875%, or (ii) the Alternate Base Rate (as defined in the Credit Agreement) plus between 0.25% and 0.875%, at the option of the Borrower. The applicable margin and the commitment fee rate will be determined quarterly based upon the Maximum Net Leverage Ratio.

The Borrower’s obligations under the Credit Agreement, as amended by the Amendment, are guaranteed by the Company, its subsidiary, Globant España S.A., and the Borrower’s subsidiary, Globant IT Services Corp. (the “Subsidiary Guarantor”), and are secured by substantially all of the Borrower’s and the Subsidiary Guarantor’s now owned and after-acquired assets. The Credit Agreement, as amended by the Amendment, also contains certain customary negative and affirmative covenants, which compliance may limit the flexibility of the Company in operating its business and its ability to take actions that might be advantageous to the Company and its shareholders.  The Borrower is required to comply with two financial maintenance covenants, which are tested quarterly: (i) a minimum interest coverage ratio of 3.00:1.00 and (ii) a Maximum Net Leverage Ratio of 3.50:1.00.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Incorporation by Reference

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-286306) and on Form S-8 (File Nos. 333-201602, 333-211835, 333-232022, 333-255113, 333-266204 and 333-281049), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1	Amendment No. 1 to Fourth Amended and Restated Credit Agreement, dated June 18, 2025, by and among Globant, LLC, as borrower, HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender, HSBC Bank USA, N.A., JPMorgan Chase Bank, N.A., The Bank of Nova Scotia, Citibank, N.A., PNC Bank, National Association, and Bank of America, N.A., as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A., The Bank of Nova Scotia, and Citibank, N.A., as joint syndication agents, and certain financial institutions listed therein, as lenders.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ JUAN URTHIAGUE
Name: Juan Urthiague
Title: Chief Financial Officer

Date: June 23, 2025